YayYo, Inc.

433 N. Camden Drive, Suite 600

Beverly Hills, California 90210

November 6, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby
Matthew Crispino

Re:	YayYo, Inc.
Registration Statement on Form S-1, as amended
File No. 333-224549

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), YayYo, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, November 7, 2019, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & DiChiara LLP by calling Peter DiChiara at (646) 838-1312. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & DiChiara LLP, Attention: Peter DiChiara, by facsimile to (646) 838-1314 or email at pdichiara@cmdllp.com.

If you have any questions regarding this request, please contact Peter DiChiara of Carmel, Milazzo & DiChiara LLP at (646) 838-1312.

Very Truly Yours,

By:	/s/ Jonathan Rosen
Name:	Jonathan Rosen
Title:	Chief Executive Officer

cc:	Peter DiChiara, Carmel, Milazzo & DiChiara LLP